UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PYXIS TANKERS INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

Y71726 106

(CUSIP Number)

c/o Pyxis Maritime Corp.

K. Karamanli 59

Maroussi 15125, Greece

+30-210-638-0200

Attn: President

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y71726 106

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Maritime Investors Corp.
2	Check the Appropriate Box if a Member of a Group	(a)	[ ]
		(b)	[X]
3	SEC Use Only
4	Source of Funds: WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6	Citizenship or Place of Organization: Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 17,138,050
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 17,138,050

11	Aggregate Amount Beneficially Owned by Reporting Person: 17,138,050
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	[ ]
13	Percent of Class Represented by Amount In Row 11 80.2% *
14	Type of Reporting Person: CO

* Based on 21,370,280 common shares of Pyxis Tankers Inc. (the “Shares”) issued and outstanding as of November 4, 2019.

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CUSIP NO. Y71726 106

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Valentios Valentis
2	Check the Appropriate Box if a Member of a Group	(a)	[ ]
		(b)	[X]
3	SEC Use Only
4	Source of Funds: Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6	Citizenship or Place of Organization: Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	Sole Voting Power:
	8	Shared Voting Power: 17,138,050*
	9	Sole Dispositive Power:
	10	Shared Dispositive Power: 17,138,050*

11	Aggregate Amount Beneficially Owned by Reporting Person: 17,138,050*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	[ ]
13	Percent of Class Represented by Amount In Row 11 80.2%**
14	Type of Reporting Person: IN

* Shares held by Maritime Investors Corp.

** Based on 21,370,280 Shares issued and outstanding as of November 4, 2019.

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This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2015, amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 13, 2017, Amendment No. 2 filed with the SEC on August 10, 2017 and Amendment No. 3 filed with the SEC on January 2, 2018 (as amended, the “Schedule 13D”) by Maritime Investors Corp. (“MIC”) and Mr. Valentios Valentis (collectively with MIC, the “Reporting Persons”). The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Shares (as defined below). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

As of the date of this report, the Issuer has issued and sold an aggregate of 364,552 Shares under its underwritten at-the-market offering during 2019. As a result of these Share sales, the percentage of issued and outstanding shares that the Reporting Persons beneficially own was reduced by more than one percent, which is reflected in this Amendment No. 4

Item 1. Security and Issuer

This Amendment No. 4 relates to shares of common stock, $0.001 par value per share (the “Shares”), of Pyxis Tankers Inc., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive offices are located at c/o Pyxis Maritime Corp., K. Karamanli 59, Maroussi 15125, Greece.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

In 2017, a company beneficially owned by Mr. Valentios Valentis sold 5,000 Shares in an open market transaction. Since January 2, 2018, MCI has made open market purchases of 40,343 Shares for $43,737.20 using working capital.

The information set forth in Item 6 of this Amendment No. 4 is hereby incorporated by reference.

Item 4. Purpose of Transaction

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

The information set forth in Item 6 of this Amendment No. 4 is hereby incorporated by reference.

It should be noted that the plans or intentions of the Reporting Persons are subject to change at any time, and that the Reporting Persons may from time to time, acquire or dispose, or cause to be acquired or disposed, additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as set forth above and in the Schedule 13D, as of the date of this Amendment No. 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 5 of the Schedule 13D. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.

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Item 5. Interest in Securities of the Issuer

The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to information received from the Issuer, as of the date of this report, there were 21,370,280 Shares issued and outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Shares

As of the date hereof, MIC owns 17,138,050 Shares, which represents an aggregate of approximately 80.2 % of the issued and outstanding Shares. MIC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 17,138,050 Shares. MIC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 17,138,050 Shares.

As of the date hereof, Mr. Valentios Valentis owns all of the outstanding interests in MIC and may be deemed to beneficially own the 17,138,050 Shares owned by MIC, which represents an aggregate of approximately 80.2% of the issued and outstanding Shares. Mr. Valentis has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 17,138,050 Shares. Mr. Valentis has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 17,138,050 Shares.

(c) The information set forth in Item 6 of this Amendment No. 4 is hereby incorporated by reference.

(d) Not applicable.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

On October 28, 2015, the Issuer issued an unsecured promissory note in the amount of $2.5 million in favor of MIC, an affiliate controlled by Mr. Valentis. The promissory note had a maturity of January 15, 2017 and an interest rate of 2.75% per annum. On August 9, 2016, the Issuer agreed with MIC to extend the maturity of the promissory note for one year, from January 15, 2017 to January 15, 2018, at the same terms and at no additional cost to us. In addition, on March 7, 2017, the Issuer agreed with MIC to further extend the maturity of the promissory note for one additional year, from January 15, 2018 to January 15, 2019, at the same terms and at no additional costs to us. On December 29, 2017, the Issuer entered into a third amendment to the promissory note (“Amended & Restated Promissory Note”), pursuant to which (i) the outstanding principal balance increased from $2.5 million to $5.0 million, (ii) the maturity date was extended to June 15, 2019, and (iii) the fixed interest rate was increased to 4.00% per annum, payable only in cash. On June 29, 2018, the Issuer entered into an amendment to the Amended & Restated Promissory Note pursuant to which (i) the maturity date was extended to March 31, 2020, and (ii) the interest rate was increased to 4.5% per annum until repayment in full.

On May 14, 2019, the Issuer entered into Amendment No. 2 to the outstanding $5 million unsecured promissory note issued which (i) extended the repayment, in whole or in part, until the earlier of a) one year after the repayment of credit facility of the Eighthone Corp. for the Pyxis Epsilon (the “Credit Facility”), b) January 15, 2024 and c) repayment of any pay-in-kind interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% shall be paid in cash and 4.5% shall be paid in restricted common shares of the Issuer calculated on the volume weighted average closing share price for the 10 day period immediately prior to the quarterly interest period. The new interest rate was payable from April 1, 2019. After the repayment restrictions on the promissory note have been lifted per the Credit Facility, the Issuer, at its option, may continue to pay interest in the aforementioned combination of cash and shares or pay all interest costs in cash. On July 2, 2019 and October 1, 2019, the Issuer issued 54,462 Shares and 40,800, respectively, to MIC in connection with the terms of Amendment No. 2.

The foregoing description of the material terms of the promissory note and Equity Distribution Agreement are qualified in their entirety by reference to the full text of the agreements, copies of which are attached hereto as exhibits and incorporated herein by reference.

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Except as disclosed in the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer (i) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 of the Schedule 13D and (ii) between (a) the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 of the Schedule 13D and (b) any other person.]

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Document

1	Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015 (incorporated by reference to the Issuer’s Annual Report on Form 20-F filed with the SEC on March 23, 2016)

2	First Amendment dated August 9, 2016, to the Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015(incorporated by reference to the Issuer’s Annual Report on Form 20-F filed with the SEC on March 28, 2017)

3	Second Amendment dated March 7, 2017, to the Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of October 28, 2015 (incorporated by reference to the Issuer’s Annual Report on Form 20-F filed with the SEC on March 28, 2017)

4	Amended and Restated Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. dated December 29, 2017 (incorporated by reference to the Reporting Persons’ Schedule 13D/A filed with the SEC on January 2, 2018)

5	Amendment No. 1 dated June 29, 2018 to the Amended & Restated Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of December 29, 2017 (incorporated by reference to the Issuer’s Annual Report on Form 20-F filed with the SEC on March 29, 2019)

6	Amendment No. 2 dated May 14, 2019 to the Amended & Restated Promissory Note in favor of Maritime Investors Corp. issued by Pyxis Tankers Inc. as of December 29, 2017 filed herewith

7	Joint Filing Agreement

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SCHEDULE 13D SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

MARITIME INVESTORS CORP.

	By:	/s/ Valentios Valentis
	Name:	Valentios Valentis
	Title:	Director

/s/ Valentios Valentis
Valentios Valentis

Dated: November 4, 2019

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JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the common shares of Pyxis Tankers Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended to file this Schedule 13D/A, and any amendment hereto, jointly on behalf of each such party.

MARITIME INVESTORS CORP.

	By:	/s/ Valentios Valentis
	Name:	Valentios Valentis
	Title:	Director

/s/ Valentios Valentis
Valentios Valentis

Dated: November 4, 2019

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